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                                                Filed by SFX Entertainment, Inc.
          Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                                        Subject Company: SFX Entertainment, Inc.
                                                      Commission File No. 1-9645

On June 12, 2000, SFX Entertainment, Inc. distributed the following letter in its Annual Report to shareholders which contains certain statements relating to the proposed merger between SFX Entertainment, Inc. and Clear Channel Communications, Inc.:

DEAR SHAREHOLDERS, EVENTGOERS AND ENTERTAINMENT AFICIONADOS:

Nineteen ninety-nine was a year of remarkable achievement for SFX. During the year we:

o   Continued our vigorous growth;
o   Pioneered new and innovative concepts;
o   Developed significant opportunities the world over; and
o   Matured as an organization.

All our hard work and steady progress culminated early in 2000 when, on February 29, we announced our proposed merger with Clear Channel Communications.

         It's extremely gratifying to me personally-- and to all of us at SFX-- that our efforts have been recognized and rewarded in this way. I believe our proposed agreement both confirms our past successes and serves as a vote of confidence in the virtually limitless opportunities that lie ahead. We established SFX with a vision and built it on boundless energy, uncommon talent and a spirit of partnership. We reinvented and reformulated the magic of the live experience as none before had ever done. The really good news is that the beat goes on.

         That's because in the ever-expanding world of media and entertainment, the combination of distribution and content is becoming increasingly important. The planned merger allows us to seamlessly integrate our content into distribution channels that are both broad in scope and cutting edge in terms of technology. In short, it's a classic win-win.

         At this writing, a great many questions related to this dynamic new business are in the process of being addressed. However, you can be assured that we will provide consistent, timely communications regarding our merger plans and on related developments as we move forward.

1999:  A YEAR OF RECORD RESULTS

Let me return to the events of 1999. In terms of financial highlights, we turned in record results for the year. Revenue increased 89% from $888.9 million to $1.68 billion. EBITDA more than doubled (up 114%) from $87.2 million to $187.0 million.

         While our emphasis this year was on integration, we made a number of meaningful acquisitions that solidified our strength in the promotion business and significantly expanded our base in Europe. After acquiring more than 40 domestic and international companies-- each a category leader across the music, theater, family entertainment or sports industries-- a good part of the year was devoted to maximizing operating efficiency, cross-pollinating business segments and establishing a new model for packaging live entertainment. This applies both to the shows we present as well as the Fortune 500 companies that are rapidly discovering the value of our face-to-face marketing network.

BUILDING  A NEW MARKETING MODEL

Tell me and I'll forget. Show me, and I may not remember. Involve me, and I'll understand.

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                            -Native American Proverb

         I'm struck by this thought because "involvement" is our operative word-- the driving force behind what we are creating for our corporate marketers. In Bern Schmitt's recent book, The Experience Economy, he talks about how "consumers want marketing campaigns that dazzle their senses, touch their hearts and stimulate their minds."

         At SFX, we are developing a unique model for enabling marketers to do just that. Calling on the world's largest live entertainment database, we'll be able to combine the strategic ability to pinpoint prime prospects and allow marketers to connect directly with customers on-site at our venues and through our talent, shows and acts. It appears that this frontier for brand innovation is quickly catching on as more and more marketers discover what a fully integrated face-to-face network can provide. Many examples of marketers using our network are highlighted throughout this report.

SFX:  CREATING A UNIFIED BRAND

During 1999, we developed a strategic platform that seamlessly unified all our assets. Then, on April 13, 2000, we unveiled the new SFX identity to over 3,000 SFX employees. At the heart of the strategy is our mission: To create a new standard of creativity and services for live entertainment around the globe.

         With our unparalleled ability to be a major player in every aspect of the industry-- from talent management and marketing to licensing and venue ownership-- we offer unprecedented service in bringing together the marketers, talent and audiences to achieve our mission. Simply stated, SFX is poised to become the world's connection to live entertainment.

         As part of this mission, we have developed a new brand mark. As presented on the cover of this report, along with our tagline, "It's better live," I believe these identities will become universally recognized symbols for creating better live entertainment. Designed to have broad applications in communications across all our business segments, the mark has the look of a signature, adding an element of spontaneity and authenticity, as well as a friendly feel to our name. Clear Channel is committed to maintaining and building the SFX brand going forward. Having built a global brand that is synonymous with live entertainment, we possess a unique, business-building asset for the future and we intend to enhance it continuously.

STRONG START, BRIGHT FUTURE

Our new marketing model and brand identity represent a stellar starting point, to be sure. Yet with 75% of our sponsorship and marketing inventory still untapped-- and with less than 20% of our venues committed to naming rights-- the high margin revenue potential from this segment will bring enormous value to shareholders in 2000 and beyond.

         Through development of internally created businesses, joint ventures with key strategic players and selected investments, SFX has opened numerous opportunities on the information

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superhighway. With SFX.com, we are well on our way to establishing this site as the most comprehensive live entertainment portal in the world.

         Last, but hardly least, headline entertainment events and talented athletes-- as well as those who pay to see them-- remain foremost in our plans. We are dedicated to serving all of these key constituencies. We are providing musical and theatrical arts enthusiasts and sports fans with greater access, convenience and service than ever before. For the live music, theater and family entertainment and sports we produce and promote, we are developing ever-larger audiences in ever-expanding geographies. To the athletes we represent, we offer seamless management and marketing capabilities, global reach and expanded opportunities.

WELL-DESERVED THANKS

Over the next few pages, you will be able to see and read a great deal more about this dynamic enterprise that we call SFX. But it couldn't have happened without the efforts of a lot of hardworking and very dedicated employees. Please join me in giving them a well-deserved ovation.

         My thanks, also, to our executive team, whose leadership and skills have been distinguished by innovation, loyalty and outstanding achievement. Finally, many thanks to the shareholders whose support and loyalty have provided the financial underpinning that has made our growth possible.

         Now, we move into a new and even more exciting era of partnership and promise with Clear Channel Communications. The enterprise we envision by the proposed combination of SFX and Clear Channel will be, in a word, extraordinary. SFX is the world's largest diversified promoter, producer and venue operator for live entertainment events, as well as a leading, fully integrated sports marketing and management company. Clear Channel is a global leader in media, with almost 900 radio stations, television stations and over a half million outdoor displays in 32 countries around the world. Including pending acquisitions, Clear Channel will own and operate radio stations and/or outdoor advertising properties in virtually every U.S. market where SFX owns and/or operates live entertainment venues.

         On a personal note, assuming the merger with Clear Channel is completed, my tenure as an employee with the Company will end. I will, however, remain a significant shareholder, expecting to benefit in the years to come from the extraordinary opportunities a merged SFX-Clear Channel represents. SFX will always be important to me, not simply because of the financial stake I will have in the Company, but rather because of the pride I feel in the enterprise we created and the affection I have for the many wonderful people I have had the opportunity to call partners and friends.

         Now, to the future: Our merger plans wouldn't have happened had SFX not been an innovative, visionary enterprise with a bias for action and a commitment to superior performance. As we grew, we developed a deep pool of tremendously talented people, thus providing management continuity in the present and a wealth of leaders for the future. I am

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confident that SFX will continue to be a generative source of creative, business-building opportunities-- only stronger and better positioned than ever before. It truly is better live.


/s/ Robert F.X. Sillerman

Forward-Looking Information

This shareholders letter contains certain "forward-looking statements," within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements herein include statements about the proposed merger between SFX Entertainment, Inc. and Clear Channel Communications, Inc. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." The following factors, among others, could cause SFX's actual results to differ materially from expected results: cost related to or delays in completing the proposed transaction; failure of the stockholders of SFX Entertainment, Inc. to approve the proposed transaction; the inability to obtain, or meet conditions imposed for, governmental or other approvals for the proposed transaction; difficulties in integrating the operations of SFX Entertainment, Inc. with those of Clear Channel Communications, Inc.; and changes in general, business, competitive and/or regulatory economic conditions that may adversely affect the businesses in which SFX Entertainment, Inc. and Clear Channel Communications, Inc. are engaged and changes in the securities markets. More detailed information about those factors are set forth in filings by SFX Entertainment, Inc. and Clear Channel Communications, Inc. with the Securities and Exchange Commission, including the most recent quarterly report on Form 10-Q and current reports on Form 8-K. SFX Entertainment, Inc. is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward- looking statements whether as a result of new information, future events or otherwise.

Additional Information

SFX Entertainment, Inc. and Clear Channel Communications, Inc. filed a definitive prospectus/proxy statement and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission on June 5, 2000. We urge investors to carefully read the definitive prospectus/proxy statement, and any other relevant documents filed with the SEC, because they contain important information. The prospectus/proxy statement is being sent to stockholders of SFX Entertainment, Inc. on or about the date hereof seeking their approval of the proposed transaction. Investors may obtain free of charge a copy of the definitive prospectus/proxy statement and other documents filed by SFX Entertainment, Inc. or Clear Channel Communications, Inc. with the SEC at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Clear Channel Communications, Inc. will be available free of charge upon written request to Clear Channel Communications, P.O. Box 659512, San Antonio, Texas 78265-9512. Documents filed with the SEC by SFX Entertainment, Inc. will be available free of charge from SFX Entertainment, Inc. 650 Madison Avenue, 16th Floor New York, New York 10022, Attn: Thomas P. Benson or call us at (212) 838-3100.

SFX Entertainment, Inc. and its directors, executive officers and certain other members of SFX Entertainment, Inc. management and employees may be soliciting proxies from stockholders of SFX Entertainment, Inc. in favor of the proposed transaction. Information concerning the participants in the proxy solicitation is set forth in the definitive prospectus/proxy statement filed with the SEC.